Gary R. Henrie
                                 Attorney at Law
10616  Eagle  Nest  Street                              Telephone: 702-616-3093
Las  Vegas,  NV  89141                                  Facsimile: 702-263-8102
                                                         E-mail: grhlaw@cox.net


THE  UNITED  STATES  SECURITIES
AND  EXCHANGE  COMMISSION
Attention:  Michael McCoy
Division  of  Corporate  Finance
450  Fifth  Street,  N.W.,  Mail  Stop  0304
Washington,  D.C.  20549-0304

     RE:    Custom Branded Networks, Inc.
            Preliminary Information Statement on Schedule 14A
            File No.  0-28543

Dear Mr. McCoy:

This letter is in response to your comment letter dated Nov. 22, 2004, regarding the Schedule 14A filed by Custom Branded Networks, Inc., and accompanies Amendment No. 1 to the filing.

Comments 1 through 10 have been addressed by changes in the disclosure under Proposal I and Proposal II. I believe your review of this new material will readily demonstrate our responses to these comments. Since some comments and the corresponding responses to those comments are interrelated, I determined that it would be more confusing than helpful to attempt to pinpoint our response to a particular comment. I will advise supplementally, however, that in response to comment 6 and after considerable thought, we removed the word ?substantial? from our disclosure as we could not define it in an acceptable way for disclosure purposes.

With respect to comments 11 and 12, any response is now moot as we have identified a name the will become the new name of the issuer.

We have included herewith a letter from the President making the requested undertakings in your Closing Comments.

Thank you for your assistance.

Very  truly  yours,

/s/ Gary R. Henrie
Gary  R.  Henrie